300 North LaSalle Chicago, IL 60654
Robert Goedert, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 312 862 7317	+1 312 862 2000	+1 312 862 2200
rgoedert@kirkland.com
www.kirkland.com

October 14, 2020

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Torney
Lynn Dicker
Laura Crotty
Suzanne Hayes

Re:	Maravai LifeSciences Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted September 8, 2020
CIK No. 0001823239

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Maravai LifeSciences Holdings, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated October 7, 2020, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to

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Securities and Exchange Commission

October 14, 2020

update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Prospectus Summary

Our Competitive Strengths, Page 4

1. We note your statements throughout the prospectus that you are a leading life sciences company, a leader in many aspects of the market segments in which you operate, that your products present innovative solutions, and that you believe your HCP ELISAs have defined the market for impurity detection and have become the de facto standard in biologics safety testing. Please provide additional disclosure relating to the basis for your opinion.

Response

In response to the Staff’s comment, the Company has supplemented its disclosure to add the bolded language below, providing additional disclosure regarding the basis for its opinions regarding its market position and the position of its products.

Pages 2 and 122

Notably, according to research commissioned by us consisting of over 70 interviews with our current and former customers, our competitors and industry experts focused across our three business segments (the “Industry Analysis”), we believe that CleanCap® is viewed as a leading solution to ensure the stability of mRNA.

Pages 3 and 126

We offer a suite of CleanCap® analogs that are specifically made for therapeutics and vaccines. Based on the Industry Analysis, we believe that our cap analogs are critical features of several mRNA vaccines in development.

Pages 3 and 130

We believe that we are a leader in labeling and detection reagents for immunohistochemistry, immunofluorescence and glycobiology, principally in research settings, with Vector Laboratories, the brand under which we market our protein detection products, having been cited over 350,000 times in scientific publications.

Securities and Exchange Commission

October 14, 2020

Pages 4 and 131

Based on the responses to the Industry Analysis, we believe the solutions we provide, in many cases, cannot be provided effectively by our competitors.

…

We believe our products stand out when compared to our competitors because they present innovative solutions to customer needs, as indicated by the responses to the Industry Analysis…. The results of the Industry Analysis indicate that our HCP ELISAs have defined the market for impurity detection and we believe they have become a de facto standard in biologics safety testing.

Pages 8 and 136

The results of the Industry Analysis indicate that our emerging and established customers also seek us out for our leading capabilities in nucleic acid chemistries, especially in highly modified nucleic acids and mRNA, and process control assays.

…

As those products proceed through development into commercialization, we believe CleanCap® will be a critical input in on-market vaccines and therapeutics, with 109 customers having used CleanCap® as of September 30, 2020 and six COVID-19 vaccine programs incorporating CleanCap® as of September 30, 2020, and we expect to supply our customers through their products’ life cycle.

Pages 137-138

Based on the Industry Analysis, we believe our products and services are more effective than those of our competitors.

…

Based on the Industry Analysis, we believe we have a reputation for our expertise in the RNA space with talented scientists who are constantly pushing the frontier of RNA science.

Securities and Exchange Commission

October 14, 2020

Ownership and Organizational Structure, Page 10

2. Please expand your disclosure to explain the business or strategic rationale for why the Up-C transaction structure was selected, including any material benefits to you and the continuing members.

Response

The Company acknowledges the Staff’s comment and directs the Staff to its disclosure on page 15, which discusses the rationale for the Up-C transaction structure, noting that the Up-C structure “will allow the existing owners of Topco LLC to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or ‘passthrough’ entity, for income tax purposes following the offering. One of these benefits is that future taxable income of the Topco LLC that is allocated to such owners will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the LLC Units that the existing owners will continue to hold are exchangeable for shares of our Class A common stock or, at our option, for cash, from Topco LLC, the Up-C structure also provides the existing owners of Topco LLC potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded.” The Company also directs the Staff to its disclosure on page 156, which states that “Our post-offering organizational structure will allow MLSH 1 to retain its equity ownership in Topco LLC, an entity that is classified as a partnership for United States federal income tax purposes, in the form of LLC Units.…We believe that MLSH 1 generally will find it advantageous to hold its equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes.”

3. For illustrative purposes, please also provide a diagram depicting the organizational structure of the company and Topco LLC immediately prior to completion of the Organizational Transactions where the post-transaction diagram has been provided. Distinguish the former corporate investors from the continuing LLC members.

Response

In response to the Staff’s comment, the Company has provided on pages 13 and 154 a diagram depicting the organizational structure of the Company and Topco LLC immediately prior to the completion of the Organizational Transactions.

Risk Factors

Our certificate of incorporation will designate the Court of Chancery…., Page 65

Securities and Exchange Commission

October 14, 2020

4. Please revise your risk factor regarding the forum selection provision of your certificate of incorporation to also address the potential for increased costs and any uncertainty as to whether a court would enforce the provision.

Response

In response to the Staff’s comment, the Company has revised its risk factor regarding the forum selection provision of its certificate of incorporation on page 67 to add the bolded language below, addressing the potential for increased costs and uncertainty as to whether a court would enforce the provision:

The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and board of directors.

Use of Proceeds, Page 73

5. Please advise whether a portion of the net proceeds may be used to make cash payments to the members of MLSH 1 and MLSH 2 pursuant to the Tax Receivable Agreement or pursuant to your option to make cash payments to the members upon their election to exchange their LLC Units for newly issued shares of Class A common stock. To the extent you may use, or may cause Topco LLC to use, the net proceeds for these purposes, please revise your disclosure accordingly.

Response

The Company advises the Staff that none of the net proceeds of the offering may be used to make cash payments to members of MLSH 1 and MLSH 2 pursuant to the Tax Receivable Agreement or pursuant to the Company’s option to make cash payments to the members upon their election to exchange their LLC Units for newly issued shares of Class A common stock. The Company directs the Staff to its Use of Proceeds disclosure on pages 17 and 75, where it notes that the net proceeds of the offering will be used to acquire newly-issued LLC Units in Topco LLC and outstanding LLC Units from MLSH 1 and to pay MLSH 2 as consideration for the Blocker Mergers, and that Topco LLC intends to apply the balance of the proceeds it receives from the Company to pay expenses incurred in connection with the offering and the Organizational Transactions and for general corporate purposes.

Securities and Exchange Commission

October 14, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Year Ended December 31, 2018 and 2019

Adjusted EBITDA and Segment Information, Page 101

6. We note the adjustments to your Adjusted EBITDA measure. Several of these items appear to be recurring in nature since you reported similar costs in the comparable periods. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K which prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Otherwise, revise your presentation to comply.

Response

The Company acknowledges the Staff’s comment and refers to the Commission’s response to Question 102.03 in the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, which states that the prohibition in Item 10(e) of Regulation S-K “is based on the description of the charge or gain that is being adjusted” and that “[t]he fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain.” The Company notes that it does not describe the charges or gains that are being adjusted in its Adjusted EBITDA measure as “non-recurring.” The Company believes that each of its adjustments to Adjusted EBITDA is appropriate and in compliance with Regulation G and the other requirements of Item 10(e) of Regulation S-K and has laid out in detail its rationale for each of the adjustments below. The Company has also updated its reconciliation of Adjusted EBITDA on pages 22-23 and 104 to add footnotes describing each adjustment.

Adjustment	Description of Adjustment	Nature of Adjustment
Acquisition contingent consideration	Change in fair value and settlement of earnout payments related to a 2017 acquisition	Non-recurring
Loss on extinguishment of debt	Non-operating non-cash expense incurred on extinguishment of debt in connection with a refinancing	Non-cash

Securities and Exchange Commission

October 14, 2020

Acquisition integration costs	Incremental costs incurred to execute and integrate complete acquisitions	Non-recurring and/or non-cash
Amortization of purchase accounting inventory step-up	Non-cash charge related to the amortization expense of the step-up of inventory from purchase price accounting	Non-cash
Unit-based compensation	Non-cash expense associated with unit-based compensation	Non-cash
GTCR management fees	Cash fees paid to GTCR, the Company’s private equity sponsor, pursuant to the advisory services agreement that will terminate at the IPO	Discontinued at IPO
Merger and acquisition related expenses	Diligence, legal, accounting, tax and consulting fees incurred associated with acquisitions that were not consummated during 2019	Non-recurring

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, Page 104

Securities and Exchange Commission

October 14, 2020

7. Please revise your liquidity disclosure to address the Tax Receivable Agreement, disclosing your estimates of annual payments and how you intend to fund the required payments under the agreement. In this regard, we note that you expect the future payments under the agreement to be substantial. This information should also be disclosed in the Summary and in the risk factor on page 56. In this regard, please remove your statement on page 56 that you cannot estimate the amounts you are likely to pay pursuant to the TRA.

Response

In response to the Staff’s comment, the Company has revised its liquidity disclosure on page 107 to add the bolded text below, adding placeholders for its estimates of annual payments under the Tax Receivable Agreement (with amounts to be filled in once an estimated offering price is determined) and how it intends to fund the required payments under the Tax Receivable Agreement:

Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of LLC Unit exchanges and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. Assuming no changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to the purchase by Maravai LifeSciences Holdings, Inc. of LLC Units from MLSH 1 in connection with this offering to be approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional shares, the proceeds of which will be used by Maravai LifeSciences Holdings, Inc. to acquire additional LLC Units from MLSH 1) and to range over the next 15 years from approximately $         million to $         million per year (or range from approximately $         million to $         million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. As a result, we expect that aggregate payments under the Tax Receivable Agreement over this 15-year period will range from approximately $         million to $         million (or range from approximately $         million to $         million if the underwriters exercise their option to purchase additional shares). These estimates are based on an initial public offering price of $         per share of Class A common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. Future payments in respect of subsequent exchanges or financings would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates and the actual payments could differ materially. We expect to fund these payments using cash on hand and cash generated from operations. See “Organizational Structure—Amended and Restated Operating Agreement of Topco LLC” and “Organizational Structure—Tax Receivable Agreement.”

Securities and Exchange Commission

October 14, 2020

The Company has also revised its disclosure in the Summary on page 15 and in the risk factor on page 59 to clarify this expectation and to cross-reference to the disclosure highlighted above and has removed its statement in the risk factor on page 59 that it cannot estimate the amounts that it is likely to pay pursuant to the Tax Receivable Agreement.

Critical Accounting Policies and Estimates

Unit-Based Compensation and Incentive Unit Valuation, Page 115

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the awards underlying your incentive units and the reasons for any differences between the recent valuations of your units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including unit-based compensation. Please discuss with the staff how to submit your response.

Response

The Company acknowledges the Staff’s comment and will provide an explanation of the determination of the fair value of the awards underlying its incentive units and the reasons for any differences between the recent valuations of its units leading up to the IPO and the estimated offering price once the estimated offering price is determined.

Business

Licenses and Collaborations, Page 134

9. Please revise your disclosure regarding the royalty fees due on the Broad Patent License Agreement and the LSU Patent License Agreement to provide a range within ten percentage points for each. Please also file each of the license and collaboration agreements discussed on pages 134-136 as exhibits, or provide your analysis regarding the applicability of Item 601(b)(10) to these agreements.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 139-140 to include the bolded text below, providing a range of royalty fees due on the Broad Patent License Agreement and the LSU Patent License Agreement:

Securities and Exchange Commission

October 14, 2020

Broad Patent License Agreement

…

We are obligated to pay a mid-five figure annual license maintenance fee and royalties in the range of 5% to 10% on net sales of covered products and processes.

LSU Patent License Agreement

…

We are obligated to pay a low four-figure annual license maintenance fee and royalties in the range of 5% to 10% on net sales of licensed products.

The Company advises the Staff that it does not believe that the license and collaboration agreements discussed on pages 139 to 140 are required to be filed as exhibits to the Registration Statement. Each license and collaboration agreement is entered into in the ordinary course of business and no single license or collaboration agreement is material to the Company’s business. For example, the company paid a total of $109,131 under the LSU Patent License Agreement and $167,642 under the Broad Patent License Agreement during the fiscal year ended December 31, 2019, or approximately 0.07% and 0.1%, respectively, of the Company’s revenue during the same period.

Government Regulation, Page 137

10. We note your statements throughout the prospectus that you support your biopharmaceutical customers from product development through commercialization, and that your products are likely to be incorporated in your customers’ on-market products and processes. We contrast this with your disclosure on pages 38 and 138 regarding your belief that your products qualify as research-use-only products, thereby exempting them from compliance with most FDA requirements, including premarket clearance or approval, manufacturing requirements, and GMP regulations under the FDCA. You state that RUO products cannot make any claims relating to efficacy or diagnostic utility and cannot be intended for human clinical diagnostic use. You also state that if the FDA were to determine, based on the totality of circumstances, that your products labeled and marketed for RUO are intended for diagnostic purposes, they would be considered medical products that will require clearance or approval prior to commercialization.

Please reconcile your disclosure regarding the characterization of and related regulatory regime applicable to your products, as the disclosure in the document currently does not appear consistent with your claim that your products are only used for non-human research.

Securities and Exchange Commission

October 14, 2020

Response

The Company acknowledges the Staff’s comments and notes that although certain of the Company’s products that are characterized as RUO are components of commercial products, they are simply basic raw materials that the Company’s customers further process and combine with other raw materials in order to create a commercial product that is then tested and validated for the customer’s intended use. The Company’s RUO products are not themselves sold directly as or intended for diagnostic or drug purposes. RUO products are intended only as raw materials for further processing by customers. Therefore, these RUO products are not themselves subject to compliance with most FDA requirements, although the end products in which they are used by the Company’s customers may be. The Company also provides biologics safety testing products and services, which are not subject to FDA regulation and which are utilized by customers in testing of their commercial products. The Company’s products that are considered APIs are currently only used in clinical trials and are not incorporated into any commercial or on-market products.

In light of the above, the Company has adjusted its statements regarding supporting customers through commercialization and its products being incorporated into customers’ on-market products and processes to clarify that the Company’s involvement in commercial or on-market products is limited to raw materials marketed and labeled as RUO and biologics safety testing products and services.

11. Please provide detail regarding the regulatory requirements applicable to your product classified as a select agent and toxin, as discussed on page 139.

Response

The Company advises the Staff that, pursuant to the Public Health Security and Bioterrorism Preparedness and Response Act of 2002, the United States Department of Health and Human Services (HHS) and the United States Department of Agriculture (USDA) have established regulatory requirements for the possession, use, and transfer of biological agents and toxins that have the potential to pose a severe threat to public health and safety, animal and plant health, and the safety of animal and plant products for their intended use. These requirements can be found at 42 CFR Part 73 (HHS), 7 CFR Part 33 1 (USDA-PPQ), and 9 CFR Part 121 (USDA-VS). The possession, use and transfer of the relevant biological agent and toxin in quantities greater than 1.0 gram is governed by the regulations of 42 CFR Part 73 (HHS), Possession, Use and Transfer of Select Agents and Toxins. The Company’s subsidiary Vector Laboratories, Inc. is registered with the Centers for Disease Control (CDC) for these activities, is subject to inspection by the CDC and maintains an approved biosecurity plan. The regulations include specific requirements for safety (e.g. how to handle the material), security (e.g. control of who has access to product, information of how to gain access to product, inventory control), and emergency response (e.g. spill during manufacture of product or broken container of product).

Securities and Exchange Commission

October 14, 2020

The Company has expanded its disclosure on page 143 to reflect the above.

Intellectual Property, Page 139

12. Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent and the jurisdiction of each patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included. In addition, please provide more detail regarding the one issued U.S. patent that is owned with a third party, naming the party and providing details of the relationship.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 144-148 to provide disclosure in a tabular format of the type of patent protection granted for each of the Company’s technologies and the jurisdiction, ownership and expiration of each patent, including those patents that are co-owned.

Item 16. Exhibits and Financial Statement Schedules, Page II-3

13. We note your statement on page 23 that Thermo Fisher Scientific Inc. accounted for 10% of your total revenue for the year ended December 31, 2019. Please advise us whether you have a written agreement in place with Thermo Fisher, and if so, the your analysis regarding the applicability of Item 601(b)(10)(ii)(B) of Regulation S-K to this agreement.

Response

The Company advises the staff that its relationship with Thermo Fisher Scientific Inc. is not governed by a single, overarching material contract. The Company has a variety of interactions with Thermo Fisher across its businesses comprising over 75 unique relationships with Thermo Fisher Scientific Inc. and its subsidiaries. Although some of these relationships are governed by contracts, none of these individual contracts represents a material part of the Company’s business and each is entered into in the ordinary course of business.

Securities and Exchange Commission

October 14, 2020

14. Please file the agreements related to your acquisition of MockV Solutions, Inc. in March 2020 or tell us why you believe such filing is not required pursuant to Item 601(b)(2) of Regulation S-K.

Response

The Company advises the Staff that it does not believe that the agreements related to its acquisition of MockV Solutions, Inc. in March 2020 are required to be filed as exhibits to the Registration Statement because the acquisition of MockV Solutions, Inc. was not a material acquisition. In making the determination of materiality, the Company relied on the significance tests set out in Rule 1-02(w) of Regulation S-X, with the following results: Investment Test, 1.82%; Asset Test, 0.02% and Income Test, 0.27%. The cash purchase price of MockV Solutions, Inc. was $3.0 million, which was approximately 2.0% of the Company’s revenue for the financial year ended December 31, 2019.

General

15. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

In response to the Staff’s comment and in accordance with Rule 418(b) promulgated under the Securities Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), we are concurrently submitting in electronic form under separate cover the “testing-the-water” presentation that the Company used in reliance on Section 5(d) of the Securities Act. The Company has not presented any other written communications, as defined in Rule 405 under the Securities Act, other than the draft Registration Statement confidentially submitted to the SEC today, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf. To the extent that the Company, or anyone authorized to do so on its behalf, presents additional written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such additional written communication to the Staff.

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Securities and Exchange Commission

October 14, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Kevin Herde
Chief Financial Officer, Maravai LifeSciences Holdings, Inc.

Alan F. Denenberg, Esq.
Davis Polk & Wardwell LLP